Mail Stop 6010

							May 26, 2005


Kenneth C. Carter, Ph.D.
President and Chief Executive Officer
Avalon Pharmaceuticals, Inc.
20358 Seneca Meadows Parkway
Germantown, MD  20876

Re:	Avalon Pharmaceuticals, Inc.
	Registration Statement on Form S-1
	File No. 333-124565

Dear Dr. Carter:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General
1. We note that you have filed confidential treatment for certain of your exhibits. In that regard, please be advised that comments related to your request for confidential treatment will be delivered under separate cover. We will not be in a position to consider a request for acceleration of effectiveness of this registration statement until we resolve all issues concerning the confidential treatment request.


Comments Applicable to the Entire Prospectus
2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.
3. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and
10%
if you price above $20.
4. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.
5. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Prospectus Summary, page 1
6. We note your disclosure in this section relating to preclinical and clinical studies related to your AVN944 product. These types of disclosure are too detailed for proper inclusion in the summary. Instead, the disclosure in the summary should be limited to a discussion of the extent of testing, such as the drugs, indication(s) and current phase of testing. In that regard, please remove all of your disclosure on the results of your preclinical and clinical studies from this section.
7. Please define the term "clinical stage biopharmaceutical company."
8. Please expand the discussion in the first paragraph to explain that your lead candidate was developed by and licensed from Vertex.
9. Please clarify whether AVN944 was discovered by the use of AvalonRx.
10. Please expand the discussion under "AVN944 Program" to indicate whether Vertex conducted the preclinical studies and when these studies were conducted.

11. Please provide us with third party documentation to support the statistical and other information you make in the second full paragraph of the subsection entitled "AVN944 Program" and in the subsection entitled "B-Catenin Program." Please also provide similar materials for statistical and other related information you disclose in your Business section.

Risk Factors, page 6

"We will need substantial additional funding, which may not be available to us . . . .," page 6
12. Please revise this risk factor heading to reflect that your financial statements have been prepared as a going concern.

13. We note your disclosure in your Liquidity and Capital
Resources
section that your cash, cash equivalents and market securities, together with the proceeds from this offering and revenue generated from your collaborations will be sufficient to fund your operations at least through the next twelve months. Please indicate how long you may continue to run your operations without the proceeds from this offering in this risk factor. Please also provide similar disclosure in your Liquidity and Capital Resources section.

"Our lead drug candidate, AVN944, is at an early stage of
development, and we . . . .," page 7
14. Please revise this risk factor heading to reflect you currently have no products approved for commercial sale and do not expect to have any such approval for the next several years, if true.

 "If we fail to enter into new strategic collaborations, we will not
grow our revenue . . . .," page 9

15. You indicate that to date all of your revenue has been generated from strategic collaborations. Please identify any material strategic collaboration you continue to rely on in this risk factor. In addition, to the extent you have not done so, in your Business section, please describe the material terms of the any strategic agreements you have entered into and also file the agreements as exhibits to your registration statement.

"We may not be able to recruit and retain the experienced
scientists
and managers . . . .," page 11

16. Please indicate if you maintain any key life insurance policies for any employees and the extent to which you have employment agreements with the personnel upon whom you rely.
17. Also, to the extent that you have experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties. Also, disclose whether any key personnel have plans to retire or leave your company in the near future.

"If we are unable to obtain and enforce patent protection for our drug candidates . . . .," page 13
18. We note your disclosure that you have patent rights licensed from
Vertex. Please specify for what product this patent relates to and the expiration date of the patent. In addition, in your section entitled "Intellectual Property and Patents" on page 48, please provide similar disclosure as well as a detailed discussion that provides the obligations and conditions necessary for you to maintain the patent from Vertex.

"Because we must obtain regulatory approval to market our drug candidates in . . . .," page 15

19. If you intend to file an IND application with any foreign governmental agency in the near future, please identify the country and agency. We note you intend to file an IND for one of your lead products in the second half of 2005 with the FDA.

"Even if our drug candidates obtain regulatory approval, we will be
subject to . . . .," page 15

20. Please explain what "cGMP" stands for in this risk factor.

"Our business involves animal testing," page 17

21. Please revise this risk factor heading to indicate a consequence of your business using animal testing.

"Purchasers in this offering will suffer immediate dilution," page
18

22. We note the disclosure you include in the second bullet point on page 5 in the Summary Financial Data relating to the automatic conversion of your convertible preferred stock. Please revise this risk factor to account for the conversion of those preferred shares.

Use of Proceeds, page 22
23. Please disclose more specific information of the proceeds you plan to use for the categories you list in this section. For example, disclose the approximate amount and timing of such expenditures. In addition, with regard to working capital, do you plan to expand your facilities or acquire new products or technologies? Please also indicate what stage in development of AVN944 you expect to be after the expenditure of these proceeds.

Dividend Policy, page 22

24. Please revise this section to briefly disclose the restrictions pursuant to your agreements with the Maryland Industrial
Development
Financing Authority that prevents you from declaring dividends.

Capitalization, page 23
25. Please exclude, from the "pro forma" column, the effect of the conversion of the preferred stock and notes into common stock upon the closing of the offering. Please include these items only in the
"pro forma as adjusted" column to show the distinction between events that have occurred, such as the subsequent issuance of convertible debt, from those that are contingent on the offering. Please revise your disclosures in other sections of the filing, accordingly.

Dilution, page 25
26. Please reflect, as a separate line item in your dilution table, the effects of all equity and debt issuances subsequent to the balance sheet date from the pro forma effect of the conversion of preferred stock outstanding as of the balance sheet date.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Financial Results Overview, page 28

Research and Development Expense, page 28
27. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly
Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

a. If you do not maintain any research and development costs by project, provide other quantitative or qualitative disclosure that indicates the amount of resources being used on each project;
b. Since you cannot estimate anticipated completion dates or material cash inflows from each project, disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate; and,
c. The risks and uncertainties associated with completing development on schedule and the consequences to operations, financial position and liquidity if the project is not completed timely.

Contractual Obligations, page 33
28. Please tell us and expand your disclosure to clarify the nature of contractual obligations that are excluded from the table because the payments are not fixed and determinable. Disclose, to the extent material, the amount and timing payments that are reasonably likely to be paid. Additionally, please enhance your discussion of these potential payments within Liquidity and Capital Resources. Please refer to section IV of Financial Reporting Release 72
29. It appears that scheduled interest payments on long-term debt, other than equipment financing, are excluded from the table. Please include these interest payments in the table or disclose, and explain to us, why interest payments are excluded. If you believe that interest payments should be excluded from the table, please expand your liquidity and capital resources disclosures to discuss the amount and timing of interest payments necessary to understand your future cash requirements. Please refer to section IV of Financial Reporting Release 72.

Qualitative and Quantitative Disclosures About Market Risk, page
34
30. It appears that your variable rate debt with MIDFA is subject to interest rate risk. Please provide the market risk disclosures required by Rule 305 of Regulation S-K related to variable rate debt or advise us.

Business, page 36
31. We note your disclosure of the results of your preclinical and clinical trials throughout this section. Please revise your discussions to include appropriate caveats indicating that the results do not provide enough evidence regarding efficacy or safety to support an application with the FDA, that additional tests will be conducted and that subsequent results often do not corroborate earlier results.

Clinical rationale, page 38

32. Please identify the studies that support your statement that "[p]ublished studies with IMPDH inhibitors demonstrate that this approach can have desired effects on leukemia and myeloma." Please also provide us with a marked copy of the study supporting this statement.

Conventional Approaches to Drug Discovery, page 42

33. Please provide us a copy of the Pfizer 2002 study estimating that only about 10% of human proteins belong to target classes shown to be previously addressable through conventional drug discovery approaches.

Strategic Collaborations and Licenses, page 46

Vertex, page 46

34. Please disclose the expiration date of this agreement.
Aventis, page 46
Medarex, page 46

35. Please expand your discussion of the agreements with Aventis and
Medarex to include the following information as applicable:

* All material rights and obligations of the parties to the agreement;
* Quantify payments received/made to date;
* Quantify additional aggregate potential payments, including annual licensing/maintenance fees and milestone payments;
* Any revenue sharing arrangements; and
* Expiration date and termination provisions.

Management, page 54
36. Please note that Item 401 of Regulation S-K requires a brief description of the business experience of your officers and directors during each of the last five years. Please revise this section to include the applicable dates for Patrick Van Beneden.

Employment Agreements, page 59
37. Please revise your disclosure to include the following to the extent applicable:

* Are the annual salaries of each of the executive officers described in this section determined annually by the board?
* Briefly describe any restrictive covenants, including the non-disclosure and non-competition obligations contained in each of the employment agreements described in this section.

Principal Stockholders, page 68
38. To the extent you have not done so, please provide the full name(s) of the natural persons or committee having voting, dispositive or investment powers over the shares held by each of your stockholders beneficially owning more than 5% of your common stock.
For example, we note you have not provided this information for the following: (i) entities affiliated with AIG Global Investment Group;
(ii) entities affiliated with GIMV N.V.; (iii) Sofinov Societe Financiere D`Innovation; (iv) entities affiliated with MDS Capital Corp.; and (v) entities affiliated with H&Q Healthcare Investors.

Underwriting, page 75

39. Please advise us if you are planning to conduct a directed share
offering.  If you are, please provide us with any material you intend
to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures your or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.
40. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.
41. If the lead underwriters or other members of the syndicate may deliver a prospectus electronically or otherwise offer and/or sell securities electronically, please tell us the procedures they will use and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.
42. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-
ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

Financial Statements, page F-1
43. Please update the financial statements as required by Rule 3-
12
of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2
44. Please revise the report to indicate the city and state where issued as required by Rule 2-02(a) of Regulation S-X.

Statements of Redeemable Preferred Stock and Stockholders`
Deficit,
page F-5
45. Please tell us your basis for allocating the amortization of Series B offering costs and purchase stock warrants to additional paid-in capital and deficit accumulated during the development stage.
Please cite authoritative literature to support your accounting treatment.



Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies - Revenue
Recognition, page F-10
46. Please tell us and expand your disclosures to clarify the factors you consider in assessing whether the milestone is a discrete substantive earning event.

Note 6. Redeemable Convertible Preferred Stock, page F-15
Note 7. Stockholders` Deficit, page F-17
47. To enable us to better understand your accounting for preferred stock, stock options and warrants, please provide us with an itemized chronological schedule detailing each issuance and any changes in terms from January 1, 2004 through the date of your response. Include the following information for each transaction:
a) number of shares issued or issuable in the grant
b) purchase price or exercise price per share
c) any restriction or vesting terms
d) the date and nature of any change to the original terms of the issuance or grant, including any anti-dilution features, and the related accounting treatment
e) your estimate of fair value
f) how you determined fair value
g) the identity of the recipient and the relationship to Avalon
h) the nature of any concurrent transactions with the recipient
i) any recorded compensation element or beneficial conversion feature and the accounting literature which you relied upon

Provide us with any objective evidence which you relied upon as support for your determination of the fair value of the underlying common stock at each grant or issue date. Highlight transactions with unrelated parties, if any, believed by management to be particularly evident of the fair value of common stock. Also, progressively bridge management`s fair market value per share determinations to the current estimated IPO price per share. Tell us when discussions were initiated with your underwriters. If you do not have an estimated offering price in your next filing we may defer the evaluation of stock-based compensation until your estimated offering price is specified. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

Additionally, please provide the disclosures suggested by the AICPA
Audit and Accounting Practice - Valuation of Privately-Held-
Company
Equity Securities Issued as Compensation.



Note 11 - Collaborations, page F-21
48. Please disclose the significant terms, including the termination provisions, of each material agreement.

Note 14 - Subsequent Events, page F-22

49. Please disclose, and explain to us, how you accounted for the increase in the initial conversion rate of the Series B Preferred
Stock and other changes in terms to Preferred Stock in May 2005.

Exhibits
50. Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will review it prior to granting effectiveness of the registration statement.


*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Christine Allen at (202) 551-3652 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, John Krug, Senior Attorney, at (202) 551-
3862 or me at (202) 551-3710 with any other questions.

Sincerely,



Jeffrey Riedler
Assistant Director


cc:	Michael J. Silver, Esq.
	Stephanie D. Marks, Esq.
	Hogan & Hartson LLP
	111 South Calvert Street
	Baltimore, MD  21202



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Kenneth C. Carter, Ph.D.
Avalon Pharmaceuticals, Inc.
May 26, 2005
Page 1